UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

 (Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 333-38196

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

IMATION RETIREMENT INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IMATION CORP.
1 Imation Way
Oakdale, Minnesota 55128-3414

IMATION RETIREMENT INVESTMENT PLAN

INDEX

PAGE

Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	6
Notes to Financial Statements	7
Supplemental Schedule:
Schedule of Assets (Held at End of Year) as of December 31, 2012	15
Signature	16
Exhibit Index	17
Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Pension and Retirement
Committee of Imation Corp.
Imation Retirement Investment Plan
We have audited the accompanying statements of net assets available for benefits of Imation Retirement Investment Plan (the “Plan”) as of December 31, 2012 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Imation Retirement Investment Plan as of December 31, 2012 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP

Minneapolis, Minnesota
June 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Pension and Retirement Committee of Imation Corp.:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Imation Retirement Investment Plan (the Plan) as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 25, 2012

IMATION RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2012	2011
ASSETS
Investments - at fair value	$152,577,233	$149,456,188
Notes receivables from participants	800,149	879,482
Receivable from employer	173,382	855,531
Other receivables	2,882	41
Total assets	153,553,646	151,191,242
LIABILITIES
Other liabilities	22,910	26,427
Total liabilities	22,910	26,427
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	153,530,736	151,164,815
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(882,741)	(875,407)
NET ASSETS AVAILABLE FOR BENEFITS	$152,647,995	$150,289,408

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2012
Contributions:
Participant	$4,263,100
Employer	2,272,370
Rollover contributions	457,942
6,993,412
Investment income:
Net appreciation in fair value of investments	12,750,500
Dividend income	3,600,871
Interest income	34,022
16,385,393
Deductions:
Benefits paid to participants	(20,845,543)
Administrative expenses	(174,675)
(21,020,218)
Net increase	2,358,587
Net assets available for benefits, beginning of year	150,289,408
Net assets available for benefits, end of year	$152,647,995

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan

The following brief description of the Imation Retirement Investment Plan (the Plan) is provided for general information purposes only. Participants and all other users of these financial statements should refer to the Plan document and summary plan description for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

General

Imation Corp. (Imation, the Company, we, us or our) became an independent, publicly-held company as of July 1, 1996, when 3M Company (3M) spun-off its data storage and imaging systems businesses. In connection with the Distribution, we established the Plan effective July 1, 1996 for the benefit of our employees. Effective July 1, 1996, the account balances of all of our employees who were formerly employed by 3M and the respective plan assets and liabilities attributable to such account balances were transferred from the 3M Voluntary Investment Plan (VIP) and Employee Stock Ownership Plan to the Plan.

Effective January 1, 2004, the Plan was amended and restated as a single profit sharing plan consisting of a profit sharing portion and a stock bonus portion. The stock bonus portion of the Plan constitutes an employee stock ownership plan (an ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code (IRC) and is designed to invest primarily in Imation common stock (referred to in the Plan as the "Imation Stock Fund"). Pre-tax salary deferrals and matching contributions are made to the profit sharing portion of the Plan. Our contributions to the Company Matching Contribution Account (CMA) and Performance Pays Account (PPA) are initially invested in Imation common stock (the ESOP in the stock bonus portion of the Plan). Effective January 1, 2010, the Plan was restated in its entirety and continued the basic Plan design features from the 2004 restatement as described in this paragraph.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Our active United States regular salaried and hourly employees are immediately eligible to participate in the Plan.

Contributions

Participant Contributions and Rollovers

There are four accounts in the Plan that relate to participant contributions and the related earnings thereon: the Retirement Savings Account (RSA), the Thrift Account, the Individual Retirement Account (IRA) and the Rollover Account. The RSA contains the amounts attributable to participants' pre-tax contributions made under the provisions of the Plan, along with pre-tax contribution amounts attributed to the participants' RSA accounts which were transferred from the VIP Plan. The Plan allows participants to contribute from 1 percent to 60 percent of their annual compensation to the RSA through 401(k) contributions (sometimes referred to as pre-tax salary deferrals), not to exceed Internal Revenue Service (IRS) limits of $17,000 in 2012. The Plan also allows participants who are age 50 or older to make catch-up contributions to the RSA of up to $5,500 in 2012. Participants may change the level of their contributions daily. These changes are effective at the beginning of the succeeding payroll period.

The Thrift Account and the IRA accounts represent participant accounts under the VIP that were transferred into the Plan as of July 1, 1996. The Thrift Account contains the amounts attributable to participants' after-tax contributions made under the provisions of the VIP. The IRA represents the amounts attributable to participants' deductible employee contributions made under the provisions of the VIP in effect prior to 1987. No additional contributions may be made to the Thrift Account and IRA under the Plan.

The Rollover Account contains the amounts transferred to the Plan from the VIP Rollover Account and any other rollover contributions participants have elected to rollover to the Plan from former employers' qualified plans.

Company Contributions

There are two accounts in the Plan that include our contributions and related earnings: the CMA and the PPA.

We make matching contributions each payroll period to eligible participants' CMA accounts. Our matching contributions are made based on a formula described in the Plan document and summary plan description (and safe harbor notice distributed to employees) which from January 1, 2012 to December 31, 2012 was: one hundred percent of a participant's 401(k) contributions for a payroll period that are not more than five percent of such participant's eligible earnings for the payroll period. The Plan also included a true-up provision under which a participant's matching contributions were re-determined on the last day of the Plan year, December 31, 2012, based on the participant's 2012 401(k) contributions and eligible earnings during the Plan year. Our matching contributions are made using Imation common stock held in treasury and are contributed to the ESOP portion of the Plan. Participants may sell the Imation common stock received from the matching contribution and deposit the proceeds to another fund within the Plan at any time after it is received subject to rules for insiders as discussed under Transfers between Plan Investment Fund Options later in this note.

At our discretion, we may make contributions to the PPA if certain financial targets are met, with such contributions based on a percentage of eligible participants' compensation. If we make contributions to the PPA, these contributions are made using Imation common stock held in treasury or cash and are contributed to the ESOP portion of the Plan. We did not a make PPA contribution under the Plan for the 2012 Plan year (which ended on December 31, 2012). For the 2011 Plan year (which ended on December 31, 2011), the Company approved a discretionary PPA contribution of $657,922 which was recorded as an employer contribution receivable on the Statement of Net Assets Available for Benefits.

In addition to the CMA and PPA, the pre-July 1, 1996 Company Contribution Account (CCA) contains assets attributable to contributions received from 3M under the VIP Plan that were transferred into the Plan as of July 1, 1996 (and subsequent related earnings). We do not make contributions to the CCA.

Vesting

Participants have a fully vested, non-forfeitable interest in all of their accounts under the Plan at all times.

Benefits Paid to Participants

Subject to certain federal tax considerations, participants may withdraw funds from the Thrift Account, IRA or Rollover Account at any time. Participants who are still employed with us or our affiliates may elect to receive withdrawals of contributions made to the RSA if they have experienced certain financial hardships (as defined under the Plan). Participants may withdraw funds from the RSA, CMA, PPA or CCA when they reach age 59-1/2, terminate employment or become disabled (as defined in the Plan). Participants' accounts are paid to their Plan beneficiaries upon death. Participants may elect to receive their benefits in the form of a lump sum payment. Other payment options are available for participants who meet specific conditions: participants who are disabled may elect to receive distributions in the form of two or more partial payments and participants who terminate employment after reaching age 55 may elect to receive distributions in the form of monthly, quarterly, semi-annual or annual installment payments. Payments to terminated Plan participants and beneficiaries from accounts that have a balance of $1,000 or less will be made as soon as administratively possible. Participants may elect to receive cash payments for dividends paid, if any, on our stock held in their ESOP accounts if they do not want to have such dividends reinvested in their ESOP accounts.

Participant Accounts and Balances

Each participant's account is credited with participant and Company contributions (described above) and with investment earnings. The value of the participant's account is reduced by investment losses and the amount of Plan administrative expenses allocated to the participant's account.

Participants may direct the investment of their Plan accounts in a variety of investment funds available under the Plan, including the Imation Stock Fund (which is invested in Imation common stock) mutual funds, commingled trust funds and cash equivalents. In addition, the Plan maintains a 3M Stock Fund (from historical rollovers), which is invested in 3M common stock. Participants may transfer amounts out of the 3M Stock Fund and into other Plan investments; they may not, however, transfer any amounts into the 3M Stock Fund.

Notes Receivable from Participants

Participants may borrow against their RSA, Rollover, CMA and CCA Account balances. An individual participant may not have more than two notes receivable outstanding at any time. The maximum amount of a participant's loans may not exceed the lesser of the following at any time:

•	50 percent of the combined value of the participant's balances in the RSA, Rollover, CMA and CCA Accounts; and

•	$50,000 reduced by the excess of the participant's highest outstanding notes receivable balance during the 12-month period ending on the date of the new loan.

The minimum loan amount is $500. Note terms range from one to 60 months at annual interest rates equal to the prime rate plus 1 percent on the 15th of the calendar month before the month in which the loan is granted. Principal and interest are repaid through regular payroll deductions. Interest rates on outstanding notes at December 31, 2012 ranged from 4.25 percent to 10.50 percent. Notes outstanding at December 31, 2012 mature at various dates through December 2017.

Transfers between Plan Investment Fund Options

Participants are responsible for directing the investment of their Plan Account balances between the Plan's various investment fund options, provided that insiders who may have access to material non-public information may be constrained from executing trades related to Imation stock pursuant to our policy on Trading in Securities of Imation Corp. and by applicable federal and state securities laws.

Administrative Costs

For the year ended December 31, 2012, some Plan administrative costs were paid by Imation and some were paid by the Plan. We elected to pay all internal administrative costs of the Plan. Generally, external Plan administrative costs (including participant communication expenses, trustee fees, legal fees, auditor fees, recordkeeping fees and investment management expenses) are paid by the Plan.

Plan Amendments and Termination

We may amend the Plan at any time. In addition, although we have not expressed any intent to do so, we may discontinue contributions under the Plan and reserve the right to terminate the Plan at any time, subject to the provisions of ERISA and the Internal Revenue Code. In the event of Plan termination, the net assets of the Plan will be distributed to the participants (and alternate payees and beneficiaries of deceased participants) in accordance with the Plan document and applicable laws.

The Plan was amended during the 2011 and 2012 Plan years. The Second Amendment to the Plan was adopted on November 15, 2011 and reflects the decision to change the Trustee's accounting method used for the Imation Stock Fund from "unit" accounting to "share" accounting, effective December 14, 2011 and use a real time trading mechanism. The Second Amendment also, effective January 1, 2012, eliminated the maximum percentage of Eligible Earnings that may be taken into account if the Company makes a discretionary Performance Pay Contribution and added an automatic enrollment provision. The Third Amendment to the Plan, adopted December 21, 2011 and effective January 1, 2012, revised the eligibility requirements an employee must satisfy in order to receive a discretionary PPA contribution for a particular Plan year (if the Company elects to make PPA contributions for that particular year). The Fourth Amendment to the Plan was adopted on December 31, 2012 and reflects the decision to allow eligible participants to contribute Roth 401(k) contributions in addition to or in lieu of pre-tax 401(k) contributions effective with respect to paychecks paid on or after February 15, 2013, however, the Fifth Amendment to the Plan, adopted May 13, 2013, revised the Roth 401(k) implementation date from February 15, 2013 to a date as determined by the Company's Pension and Retirement Committee. As of this filing that date has not yet been determined. The Fourth Amendment to the Plan also adds default investment rules for a participant who is automatically enrolled in the Plan but who has not made an affirmative investment election and was effective January 1, 2012. These amendments did not impact the Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

Investment Valuation and Investment Income

Investments of the Plan as of December 31, 2012 and 2011 consist primarily of mutual funds, commingled trust funds, Imation common stock and 3M common stock. The investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. The investments in the commingled trust funds are stated at fair value as determined by the quoted market prices of the underlying investments. The fair value of investments includes accrued investment income. See Note 5 - Fair Value Measurements for more information on the fair value of the Plan investments. Also see Note 4 -

Investment Contracts for discussion of adjusting fair value of fully benefit-responsive investment contracts held by a commingled trust fund to contract value.

Purchases and sales of investments are recorded on a trade date basis. Interest is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents the net appreciation (depreciation) of the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, in the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. In accordance with IRS rules, note receivable defaults by participants who are not eligible to receive actual distributions from the Plan, such as participants who are active employees, are treated as “deemed” distributions under the Plan. In the event of a deemed distribution, although the outstanding note receivable balance is reported as taxable income to that participant, the note receivable balance remains on the participant's Plan accounts until the participant is eligible to receive a distribution from the Plan. Defaulted notes receivable of participants who are eligible to receive distributions from the Plan are reclassified as distributions and offset from their Plan account balances.

Contributions

Contributions from participants are recorded in the period we make payroll deductions from Plan participants. The Plan makes matching contributions by allocating shares of Imation common stock to the respective participants' ESOP accounts based on the timing of the respective participant contributions.

Benefits Paid to Participants

Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment fund options, which invest in combinations of stocks, bonds, mutual funds and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur. Such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits, and those changes could be unfavorable.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued amended disclosure requirements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards (IFRS). This guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for the Plan January 1, 2012 and did not have a material impact on the Plan's financial statements.

Note 3 - Investments

The following table presents the value of investments as of December 31, 2012 and 2011, with those individual investments representing 5% or more of the Plan's net assets separately identified:

	As of December 31,
	2012		2011
Investments - at fair value:
Money market funds:
Fidelity Institutional Cash Portfolio	$211,023		$216,768
Mutual funds:
Harbor International Fund	16,390,257	*	16,337,962	*
Fidelity Dividend Growth Fund - Class K	13,780,993	*	13,115,447	*
PIMCO Total Return Fund - Institutional	12,717,985	*	11,677,785	*
FMI Large Cap Fund	11,354,251	*	10,960,251	*
Fidelity Growth Company Fund	9,762,347	*	9,450,910	*
Stephens Growth Fund	5,530,772		5,583,281
Wells Fargo Small Company Value Fund	2,314,467		2,479,037
Vanguard Inflation Protected Securities Fund	1,310,189		80,815
Fidelity Freedom 2020 Fund - Class K	3,006,265		2,331,777
Fidelity Freedom 2025 Fund - Class K	2,781,635		2,475,974
Fidelity Freedom 2030 Fund - Class K	1,274,993		1,034,166
Fidelity Freedom 2035 Fund - Class K	1,263,358		823,150
Fidelity Freedom 2010 Fund - Class K	921,555		927,438
Fidelity Freedom 2015 Fund - Class K	849,734		785,867
Fidelity Freedom 2000 Fund - Class K	676,767		359,214
Fidelity Freedom 2040 Fund - Class K	657,382		508,446
Fidelity Freedom 2045 Fund - Class K	308,012		135,797
Fidelity Freedom 2005 Fund - Class K	244,471		232,843
Fidelity Freedom 2050 Fund - Class K	213,987		171,877
Fidelity Freedom Income Fund - Class K	178,807		136,256
Fidelity Freedom 2055 Fund - Class K	27,866		—
Commingled trust funds:
Fidelity Managed Income Portfolio II	32,549,819	*	36,029,923	*
Fidelity U.S. Equity Index Commingled Pool	18,652,239	*	17,739,072	*
Common stock funds:
3M Company	11,117,859	*	11,049,814	*
Imation Corp	4,480,200		4,812,318
Total investments	$152,577,233		$149,456,188

* Represents 5% or more of the Plan’s net assets.

The net appreciation in fair value of investments for the year ended December 31, 2012, including investments purchased or sold, as well as those held during the year, was as follows:

Mutual funds	$9,717,789
Commingled trust funds	2,760,614
Common stock funds	272,097
Net appreciation in fair value of investments	$12,750,500

Note 4 - Investment Contracts

The Plan invests in investment contracts through the Fidelity Managed Income Portfolio II Fund (MIP2), one of the commingled trust fund investment options available under the Plan. As described in Accounting Standards Codification (ASC) 962, Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by ASC 962, the Statements of Net Assets Available for Benefits present the fair value and the adjustment from fair value to contract value for the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Note 5 - Fair Value Measurements

Fair value measurements are categorized into one of three levels based on the lowest level of significant inputs used: Level 1 (unadjusted quoted prices in active markets for identical assets); Level 2 (significant observable market inputs available at the measurement date, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data).

The following is a description of the valuation methodologies used for assets measured at fair value.

Money market and mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end based on quoted prices in active markets. Accordingly, these investments are classified as Level 1 financial instruments. See below for further discussion of investments valued at NAV.

Commingled trust funds: Valued at the quoted market prices of the underlying investments in the trust. Underlying securities for which quotations are readily available are valued at the quoted market price based on the closing price reported on the active market on which the individual securities are traded. Underlying securities for which quotations are not readily available are valued at original cost plus accrued interest or at amortized cost, which approximates fair value. Investments in underlying funds are valued at their closing NAV. The investment objective of the stable value fund is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. The investment objective of the total return fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. See below for further discussion of investments valued at NAV. Certain commingled trust funds contain guaranteed investment contracts which are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. Accordingly, these investments are classified as Level 2 financial instruments.

Common stock funds: Valued at the quoted market price based on the closing price reported on the active market on which the individual securities are traded. Accordingly, these investments are classified as Level 1 financial instruments.

Commingled trust funds are valued using NAV of shares held as of December 31, 2012. The NAV is computed by dividing net assets by the total number of shares outstanding. In relation to these investments, there are no unfunded commitments and shares can be redeemed with minimal restrictions and can do so daily. Events that may lead to a restriction to transact with the funds are not considered probable.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different value measurement at the reporting date.

The Plan's assets at fair value as of December 31, 2012 were as follows:

	Total	Level 1	Level 2	Level 3
Money market funds	$211,023	$211,023	$—	$—
Mutual funds:
Equity investments large cap	59,268,751	59,268,751	—	—
Equity investments small cap	7,845,239	7,845,239	—	—
Corporate bonds	18,452,103	18,452,103	—	—
Commingled trust funds:
Stable value funds	32,549,819	—	32,549,819	—
Total return funds	18,652,239	—	18,652,239	—
Common stock funds:
U.S. large cap	11,117,859	11,117,859	—	—
U.S. mid cap	4,480,200	4,480,200	—	—
Total	$152,577,233	$101,375,175	$51,202,058	$—

The Plan's assets at fair value as of December 31, 2011 were as follows:

	Total	Level 1	Level 2	Level 3
Money market funds	$216,768	$216,768	$—	$—
Mutual funds:
Equity investments large cap	56,702,449	56,702,449	—	—
Equity investments small cap	8,062,318	8,062,318	—	—
Corporate bonds	14,843,526	14,843,526	—	—
Commingled trust funds:
Stable value funds	36,029,923	—	36,029,923	—
Total return funds	17,739,072	—	17,739,072	—
Common stock funds:
U.S. large cap	11,049,814	11,049,814	—	—
U.S. mid cap	4,812,318	4,812,318	—	—
Total	$149,456,188	$95,687,193	$53,768,995	$—

There were no transfers into or out of Level 1 or Level 2 during the year ended December 31, 2012 or 2011.

Note 6 - Tax Status

The Plan received a favorable determination letter from the IRS, dated August 27, 2005, stating that the form of the Plan satisfies the qualification requirements under Section 401(a) of the IRC and the Plan's trust is, therefore, generally exempt from federal income taxes under provisions of Section 501(a). The determination letter also states that in form the Plan satisfies the requirements of IRC Section 4975(e)(7). The Company filed an application for a new determination letter with the IRS in February 2010 and obtained confirmation that the application was received.

Although the Plan has been amended and restated since receiving the determination letter, Plan management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, therefore, is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Plan is subject to routine audits by taxing authorities. There are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2009.

Note 7 - Related Party Transactions

Participants have the option to direct their contributions to be invested in Imation common stock. These transactions, as well as notes receivables from participants, qualify as related party transactions. In addition, Fidelity Management Trust Company (the Trustee) manages the assets of the Plan and executes transactions therein. The Plan's trust paid the Trustee fees in the amount of $46,482 for the year ended December 31, 2012. The Trustee is authorized, under contract provisions and by ERISA regulations that provide administrative and statutory exemptions, to invest in funds under its control and in our securities.

For the year ended December 31, 2012, such purchases and sales were as follows:

	Purchases	Sales
Imation common stock	$144,564	$2,238,253
Trustee-controlled funds	11,528,708	17,704,651

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Plan's Form 5500:

	As of December 31,	As of December 31,
	2012	2011
Net assets available for benefits per the financial statements	$152,647,995	$150,289,408
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	882,741	875,407
Net assets available for benefits per Form 5500	$153,530,736	$151,164,815

		For the Year Ended
		December 31,
		2012
Increase in net assets per the financial statements		$2,358,587
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Beginning of year		(875,407)
End of year		882,741
Net income and transfer of assets per Form 5500		$2,365,921

SUPPLEMENTAL SCHEDULE

IMATION RETIREMENT INVESTMENT PLAN
SCHEDULE H, PART IV LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	Money market funds
*	Fidelity Institutional Cash Portfolio	Money market fund		$211,023
	Mutual funds
	Harbor International Fund	Mutual fund, 263,848 units		16,390,257
*	Fidelity Dividend Growth Fund - Class K	Mutual fund, 461,211 units		13,780,993
	PIMCO Total Return Fund - Institutional	Mutual fund, 1,131,493 units		12,717,985
	FMI Large Cap Fund	Mutual fund, 663,991 units		11,354,251
*	Fidelity Growth Company Fund	Mutual fund, 104,544 units		9,762,347
	Stephens Growth Fund	Mutual fund, 425,771 units		5,530,772
	Wells Fargo Small Company Value Fund	Mutual fund, 155,021 units		2,314,467
	Vanguard Inflation Protected Securities Fund	Mutual fund, 45,907 units		1,310,189
*	Fidelity Freedom 2020 Fund - Class K	Mutual fund, 224,516 units		3,006,265
*	Fidelity Freedom 2025 Fund - Class K	Mutual fund, 204,833 units		2,781,635
*	Fidelity Freedom 2030 Fund - Class K	Mutual fund, 92,929 units		1,274,993
*	Fidelity Freedom 2035 Fund - Class K	Mutual fund, 91,086 units		1,263,358
*	Fidelity Freedom 2010 Fund - Class K	Mutual fund, 71,549 units		921,555
*	Fidelity Freedom 2015 Fund - Class K	Mutual fund, 65,566 units		849,734
*	Fidelity Freedom 2000 Fund - Class K	Mutual fund, 57,256 units		676,767
*	Fidelity Freedom 2040 Fund - Class K	Mutual fund, 47,260 units		657,382
*	Fidelity Freedom 2045 Fund - Class K	Mutual fund, 21,860 units		308,012
*	Fidelity Freedom 2005 Fund - Class K	Mutual fund, 19,356 units		244,471
*	Fidelity Freedom 2050 Fund - Class K	Mutual fund, 15,155 units		213,987
*	Fidelity Freedom Income Fund - Class K	Mutual fund, 15,309 units		178,807
*	Fidelity Freedom 2055 Fund - Class K	Mutual fund, 2,801 units		27,866

	Commingled trust funds
*	Fidelity Managed Income Portfolio II	Common collective trust, 31,667,078 units		32,549,819
*	Fidelity U.S. Equity Index Commingled Pool	Common collective trust, 359,319 units		18,652,239
	Common stock funds
	3M Company	Common stock, 580,499 units		11,117,859
*	Imation Corp.	Common stock, 959,358 shares		4,480,200
	Notes receivables from participants
*	Notes receivables from participants	Interest rates of 4.25% to 10.50%, maturing
		at various dates through December 2017.		800,149
				$153,377,382

*	Denotes party-in-interest

**	The information in column (d) is excluded due to nonapplicability because the investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMATION RETIREMENT INVESTMENT PLAN
Date:	June 27, 2013	By:	/s/ Paul R. Zeller
Paul R. Zeller
Senior Vice President and Chief Financial Officer

IMATION RETIREMENT INVESTMENT PLAN
EXHIBIT INDEX

The following document is filed as an exhibit to this Report:

Exhibit No.	Document
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm